Exhibit 3a

93 053 5081	ARTICLES OF INCORPORATION OF STANLY CAPITAL CORP	0-0320669 FILED 9:00 AM FEB 24 1993 RUFUS L EDMISTEN SECRETARY OF STATE NORTH CAROLINA

The undersigned entity hereby makes and acknowledges these Articles of Incorporation for the purpose of forming a of North Carolina as contained in Chapter 55 of the General Statutes of North Carolina, entitled “North Carolina Business Corporation Act,” and the several amendments thereto, and to that end hereby sets forth the following:

ARTICLE I

The name of the corporation is Stanly Capital Corp (herein referred to as the “Corporation”).

ARTICLE II

The Corporation shall have authority to issue a total of 6,000,000 shares of capital stock which shall consist of common Stock, $1.25 par value per share, all of the one class.

ARTICLE III

The street address of the initial registered office of the Corporation is 167 North Second Street, Albemarle, Stanly County, North Carolina 28001; the mailing address of the initial registered office of the Corporation is Post Office Box 338, Albemarle, Stanly County, North Carolina 28002-0338; and, the name of the initial registered agent at such address is Roger L. Dick.

ARTICLE IV

The name of the incorporator is Bank of Stanly, and the address of the incorporator is 167 North Second Street, Albemarle, North Carolina 28001.

ARTICLE V

To the fullest extent permitted by the North Carolina Business Corporation Act as it exists or may hereafter be amended, no person who is serving or who has served as a director of the Corporation shall be personally liable to the Corporation or any of its shareholders or otherwise for monetary damages for breach of any duty as a director. No amendment or repeal of this article, nor the adoption of any provision to these Articles of Incorporation inconsistent with this article, shall eliminate or reduce the protection granted herein with respect to any matter that occurred prior to such amendment, repeal, or adoption.

ARTICLE VI

Section 6.1. Approval of Certain Transactions. Except as otherwise provided herein, approval by the Corporation’s shareholders of any of the transactions listed in Section 6.2 below shall require sixty-six and two-thirds percent (66 2/3%) of all votes entitled to be cast on such matter and, if separate voting by any one or more voting groups is required, by that percentage of the votes entitled to be cast on such matter by each such voting group. However, if in the case of any such transaction applicable law shall require a greater vote of the Corporation’s shareholders for the approval of such transaction, or shall allow such transaction to be effected without the approval of the Corporation’s shareholders or of any voting group, then to that extent this Section 6.1 shall not apply to such transaction.

Section 6.2. Covered Transactions. Except to the extent provided therein, the requirements of Section 6.1 above shall apply to:

(a) The merger of the Corporation with or into any other corporation, whether or not the Corporation is the surviving entity in such merger;

(b) The acquisition of all of the outstanding shares of any one or more classes or series of the Corporation’s capital stock pursuant to a share exchange;

(c) The sale, lease, exchange or other disposition of all, or substantially all, of the Corporation’s property and assets otherwise than in the usual and regular course of its business; or

(d) Any proposal to dissolve the corporation.

ARTICLE VII

In connection with the exercise of its or their judgment in determining what is in the best interests of the Corporation and its shareholders, the Board of Directors of the Corporation, any committee of the Board of Directors, or any individual directors may, but shall not be required to, in addition to considering the long-term and short-term interests of the shareholders, consider any of the following factors and any other factors which it or they deem relevant: (a) the social and economic effects of the matter to be considered on the Corporation and its subsidiaries, its and their employees, depositors, customers, and creditors, and the communities in which the Corporation and its subsidiaries operate or are located; and (b) when evaluating a business combination or a proposal by another Person or Persons to make a business combination or a tender or exchange offer or any other proposal relating to a potential change of control of the Corporation (i) the business and financial condition and earnings prospects of the acquiring Person or Persons, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition, and other likely financial obligations of the acquiring Person or Persons, and the possible effect of such conditions upon the Corporation and its subsidiaries and the communities in which the corporation and its subsidiaries operate or are located, (ii) the competence, experience, and integrity of the acquiring Person or Persons and its or their management, and (iii) the prospects for successful conclusion of the business combination, offer or proposal. The provisions of this Article VII shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency the right to be considered. As used in this Article VII, the term “Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity; and, when two or more Persons act as a partnership, limited partnership, syndicate, or other group acting in concert for the purpose of acquiring, holding, voting or disposing of securities of the Corporation, such partnership, limited partnership, syndicate or group shall also be deemed a “Person” for purposes of this Article VII.

THIS the 16th day of February, 1993.

BANK OF STANLY

By:	/s/ Roger L. Dick
Roger L. Dick
President

Prepared by and return to:

William R. Lathan, Jr.

For the firm of

Ward and Smith, P.A.

1001 College Court

Post Office Box 867

New Bern, North Carolina 28563-0867

Telephone: (919) 633-1000

84-0661(P)

2/09/93

RWH\CYD

WSMAIN\38988.

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